Burnet,
Duckworth
& Palmer LLP
Law Firm

04035413

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-3

Via Courier

July 7, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED JUL 08 2004 PROCESSING SEC MAIL WASH., D.C. 181

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of the Company's press release issued July 6, 2004. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

KAG\lr
Enclosure

cc: Peter Scott
Rock Energy Inc.

PROCESSED
JUL 12 2004
THOMSON
FINANCIAL

dw 7/12

G:\058383\0003\Letter to Sec and Exch Comm 01.doc

rockenergy INC.

Rock Energy reports results for year-ended March 31, 2004

July 6, 2004

CALGARY, ALBERTA: Rock Energy Inc. (TSX-VEN:RE) is pleased to announce its results for the fiscal year-ended March 31, 2004. During the past year Rock has made significant progress in building the foundation for our future. Accomplishments during the year include:

- completed a $15 million equity financing in January 2004,
- put in place a new experienced oil and gas management team from Rock Energy Ltd.,
- purchased a private oil and gas company, Rock Energy Ltd., in January 2004 through a share exchange,
- changed the company's name from Medbroadcast Corporation to Rock Energy Inc.,
- reconstituted the board to include directors with oil and gas experience,
- completed a 30 for 1 share consolidation effective February 2004, and
- applied for and received conditional approval for listing on TSX.

As approved by our shareholders in January 2004, the Company changed its business to the acquisition, exploration, development and production of oil and natural gas resources in western Canada from providing consumer-oriented multimedia health and medical information on the internet.

Oil and gas operational and financial highlights for Rock are:

- Achieved funds from operations of $606,000 ($0.13 per share) for the fiscal year and $301,000 ($0.04 per share) for the fourth fiscal quarter,
- Realized net income of $253,000 ($0.05 per share) for the fiscal year end and $158,000 ($0.02 per share) for the fourth fiscal quarter,
- Accumulated $35 million of tax loss carry forwards and tax pools available to shelter future income of the company,
- Realized production from our Medicine River property in central Alberta averaging 177 boe/d for the fiscal year and 186 boe/d for the fourth fiscal quarter,
- Drilled one (0.75 net) Edmonton gas well and re-completed one (0.7125 net) Jurassic oil well at Medicine River which were on production in October 2003,
- Hired a geologist and land manager to help develop the internal capital program, bringing our staff level to 7,
- Spent capital of $1.0 million during the year and $319,000 in the fourth fiscal quarter,
- Proven plus probable working interest reserves prepared by Paddock Lindstrom & Associates Ltd. in accordance with NI 51-101as at March 31, 2004 of 692,000 boe (534,000 proven) with a before tax 10% net present value of $5.9 million ($5.0 million proven),
- Increased our undeveloped land base to approximately 8,500 net acres, and
- Ended the fiscal year with 8,993,152 shares outstanding after giving effect to the share consolidation in February 2004. Shares outstanding increased as a result of the equity issue and the acquisition of Rock Energy Ltd.

Rock's planned risked capital expenditures for the calendar year 2004 are $6 million. Of this amount about $3.0 million or 50% is dedicated to land and seismic acquisitions for building our inventory of prospects. The balance of $3.0 million is allocated to drilling and completions including tie-ins and well site facilities to bring production on stream. Capital spending is heavily weighted to the second half of the calendar year. Rock spent $0.8 million in the second quarter of calendar 2004 on land acquisitions and has established a current land position of approximately 8,500 net undeveloped acres. We have identified 4 (4.0 net) drill ready prospects on this land and expect to commence drilling operations in the third calendar quarter of 2004. Exploration success in any of these prospects would result in approximately 4 to 6 follow-up locations. Given Rock's current working capital position this spending level is expected to be funded without utilizing outside sources of capital.

Rock's business plan anticipates acquiring approximately 1,000 boe/d or greater of production in the target geographic areas of central and eastern Alberta and west central Saskatchewan. If successful, current capital spending plans will be updated and Rock will likely need to access other sources of capital to fund the acquisition.

Included at the end of this press release are Rock's consolidated financial statements and notes for the year-ended March 31, 2004. Readers should note that the basis for the Company's accounting has changed as, for accounting purposes, the private oil and gas company Rock Energy Ltd. is deemed to have acquired Medbroadcast in January 2004. Therefore, the results presented are those of the oil and gas company and include the results of the old Medbroadcast only from January 2004. Rock Energy Ltd. began operations in January 2003; therefore comparative results to prior year periods are not applicable with the exception of the fourth fiscal quarter periods of January 1 to March 31, 2004 and January 1 to March 31, 2003. The Company's year ended March 31, 2004 Management's Discussion and Analysis is also available on our website at www.rockenergy.ca.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO or
(403) 218-4380

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

This press release contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf of gas to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$16,293,473	$2,174,331
Accounts receivable	302,351	625,779
Prepaids and other deposits	126,989	29,925
Other assets	127,723	–
	16,850,536	2,830,035
Property, plant and equipment (note 4)	3,313,866	2,256,608
Accumulated depletion and depreciation	(346,720)	(56,350)
	2,967,146	2,200,258
Goodwill (note 3)	2,051,967	–
	$21,869,649	$5,030,293
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 785,582	$ 217,270
Asset retirement obligation (note 5)	282,090	232,414
Shareholders' equity:		
Share capital (note 6)	20,281,602	4,360,000
Contributed surplus (note 7)	46,296	–
Retained earnings	474,079	220,609
	20,801,977	4,580,609
	$21,869,649	$5,030,293

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings

Year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003

	2004	2003
Revenues:		
Oil and gas revenue	$2,368,621	$ 782,649
Royalties, net of ARTC	(598,004)	(209,005)
Other income	195,192	11,532
	1,965,809	585,176
Expenses:		
General and administrative	722,528	146,779
Operating	451,882	158,571
Interest expense	115,283	–
Stock based compensation (note 7)	46,296	–
Accretion (note 5)	16,197	2,867
Depletion and depreciation	290,370	56,350
	1,642,556	364,567
Net income before income taxes	323,253	220,609
Income taxes:		
Current (note 8)	69,783	–
Net income for the period	253,470	220,609
Retained earnings, beginning of period	220,609	–
Retained earnings, end of period	$ 474,079	$ 220,609
Basic and diluted earnings per share	$ 0.05	$ 0.10

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows

Year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003

	2004	2003
Cash provided by (used in):		
Operating:		
Net income for the period	$ 253,470	$ 220,609
Add: Non-cash items:		
Depletion and depreciation	290,370	56,350
Accretion	16,197	2,867
Stock-based compensation	46,296	–
	606,333	279,826
Changes in non-cash working capital	899,191	(438,534)
	1,505,524	(158,708)
Financing:		
Issuance of common shares	14,800,328	2,360,000
Repayment of loans	(250,000)	–
Acquisition costs	(162,931)	–
Changes in non-cash working capital	(750,000)	–
	13,637,397	2,360,000
Investing:		
Acquisition of property, plant and equipment	(1,023,779)	(26,961)
Increase in cash and cash equivalents	14,119,142	2,174,331
Cash and cash equivalents, beginning of period	2,174,331	–
Cash and cash equivalents, end of period	$16,293,473	$2,174,331
Interest paid and received:		
Interest paid	$ 5,812	$ –
Interest received	195,192	11,532

See accompanying notes to consolidated financial statements.

---

1. Nature of operations:

During the year ended March 31, 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. Significant accounting policies:

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of three months or less.

(b) Joint ventures:

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment:

Capitalized costs:

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of

oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20 percent or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization:

The capitalized costs are depleted and depreciated using the unit-of-production method based on proven petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test:

The Company follows the new Canadian accounting guidelines on full cost accounting. In applying this full cost guideline, Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate and expected future prices. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Prior to April 1, 2003, an impairment loss was recognized when the carrying amount of a cost centre exceeded its recoverable amount. The recoverable amount was the sum of the undiscounted cash flows expected from the production of proven reserves using period end prices, plus the lower of cost or market of unproved interests less estimated future costs for administration, financing and site restoration.

Asset retirement obligations:

The Company has retroactively adopted the new Canadian accounting standard for asset retirement obligations. In accordance with the new standard, Rock records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit of production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO. The effect of the retroactive adoption of the new standard on the consolidated financial statements is disclosed in note 5.

(d) Income taxes:

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation:

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the new Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. As permitted by the standard, the prior period has not been restated. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

In the prior period, the Company had adopted the fair value method of accounting for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

(g) Revenue recognition:

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

(h) Measurement uncertainty:

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. Acquisition of Rock Energy Ltd.:

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) the Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value. The comparative figures presented are those of REL from its incorporation on November 21, 2002 to March 31, 2003.

(ii) shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.

(iii) the cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarizes the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. Property, plant and equipment:

	2004	2003
Petroleum and natural gas properties	$3,238,732	$2,249,984
Other assets	75,134	6,624
	3,313,866	2,256,608
Accumulated depletion and depreciation	(346,720)	(56,350)
	$2,967,146	$2,200,258

During the year-ended March 31, 2004, $262,478 (2003: $nil) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

As of March 31, 2004 Rock is committed to spend $0.6 million (March 31, 2003: $1.1 million) on drilling and exploration activities before December 31, 2004 and $1.2 million (March 31, 2003: $1.2 million) on drilling and exploration activities before December 31, 2005 in order to satisfy flow through share commitments (see note 6).

5. Asset retirement obligation:

Effective April 1, 2003, the Company adopted the new Canadian standard for asset retirement obligations. The new standard requires the Company to record the fair value of asset retirement obligations as a liability in the period in which it incurs the legal obligation.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior period. The effect on the prior period of adopting the new standard is presented below as increases (decreases):

Balance Sheet	
Asset retirement costs, included in property, plant and equipment	$ 229,547
Asset retirement obligation	232,414
Future site restoration	(7,381)
Retained earnings	6,368
Statement of Income	
Accretion	$ 2,867
Depletion and depreciation on asset retirement costs	(1,854)
Amortization of future site restoration liability	(7,381)
Net income impact	6,368

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at March 31, 2004 is approximately $512,000, which will be incurred between 2006 and 2019. A credit adjusted risk-free rate of 8 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	2004	2003
Balance, beginning of period	$ 232,414	$ –
Liabilities incurred during period	33,479	229,547
Accretion	16,197	2,867
Balance, end of period	$ 282,090	$ 232,414

6. Share capital:

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

(b) Common shares issued:

Common shares of REL	Number	Amount
Issued on incorporation	100	$ 100
Flow-through shares	2,359,900	2,359,900
On acquisition[ii]	2,000,000	2,000,000
Issued and outstanding on March 31, 2003	4,360,000	4,360,000
Exercise of warrants[iii]	500,000	700,000
Issued and outstanding as at January 7, 2004	4,860,000	$ 5,060,000

Common shares of Rock	Number	Amount
Issued on business combination of Rock and REL[i]		
To former REL shareholders	3,875,040	5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption [iv]	(17,827)	(55,391)
Future tax effect of flow-through share renouncements[v]		(518,432)
Issued and outstanding as at March 31,2004	8,993,152	$ 20,281,602

[i] The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

[ii] In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

[iii] In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

[iv] In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. Substantially all of the outstanding flow-through shares were issued to officers and a director of the Company.

As at March 31, 2004 no preference shares were outstanding.

(c) Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting.

(d) Per share amounts:

The weighted average number of common shares outstanding during the year ended March 31, 2004 of 4,790,196 (2003: 2,161,542) was used to calculate earnings per share amounts. To calculate fully diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of March 31, 2004. As at March 31, 2004, an additional 52,652 (2003: nil) common shares were used to calculate fully diluted earnings per share.

7. Stock-based compensation:

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the year ended March 31, 2004 was estimated to be $326,000 as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

On March 7, 2003, REL issued common share warrants to its officers. No compensation expense for the warrants was recorded in the statement of income for the period ended March 31, 2003. Had compensation expense been recorded, net income for the period ended March 31, 2003 would have been reduced by $47,000. The pro forma expense was calculated using a Black-

Scholes option pricing model using the following assumptions:

Risk free interest rate	4%
Expected life	6 months
Expected volatility	30%
Expected dividend yield	0%

8. **Income taxes:**

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.12% (2003: 40.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	2004	2003
Net income before income taxes	$ 253,470	$ 220,609
Statutory income tax rate	38.12%	40.62%
Expected income taxes	$ 96,623	$ 89,611
Add (deduct):		
Stock-based compensation	17,648	–
Non-deductible crown charges	93,952	34,967
Resource allowance	(8,411)	(54,519)
Recognition of previously unrecorded tax benefits	(130,029)	(70,059)
Provision for income taxes	$ 69,783	$ –

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	2004	2003
Loss carryforwards	$11,189,144	$ –
Property, plant and equipment	1,751,537	257,299
Asset retirement obligation	(107,533)	(4,810)
Share issuance costs	672,029	–
Other	–	20,129

Calculated future income tax asset	13,505,177	272,618
Valuation allowance	(13,505,177)	(272,618)
Future income taxes	–	–

At March 31, 2004, Rock and its subsidiary have tax pools aggregating $35.7 million available for deduction against future taxable income of which $27.4 million are non-capital losses. The non-capital losses expire as follows:

2005	$ 4.5
2006	3.0
2007	6.9
2008	8.7
2009	3.9
2010	0.4
	$ 27.4

9. Financial instruments:

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. Credit risk:

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. Related party transactions:

During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 (2003 - $73,224) to a director and former officer, and

(b) paid interest, fees and loan principal of $237,638 (2003 - $44,306) to a shareholder.

Reference is made to note 6.